Filed by Concord EFS, Inc.

Subject Company - Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

Concord EFS, Inc. issued the following press release today:

[Logo of Concord]

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contacts:

Melinda D. Mercurio

Corporate Communications

302.791.8109

mmercurio@concordefs.com

Edward Winnick

Investor Relations

302.791.8484

ewinnick@concordefs.com

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Concord EFS First Quarter Diluted EPS $0.16, Revenue Up 23%

Memphis, TN – April 29, 2003 – Concord EFS, Inc. (NYSE: CE), a leading electronic commerce provider, today announced first quarter 2003 revenue was up 23% on transaction growth of 22%, with growth in net income and diluted earnings per share of 43% and 54%, respectively.

Financial Highlights	Quarter Ended March 31,
	2003	2002	% Change

Revenues (in thousands)	$519,859	$421,681	23%
Net Income (in thousands)	$77,717	$54,209	43%
Diluted Earnings Per Share	$0.16	$0.10	54%

First quarter net income and earnings per share include merger and acquisition expense of $2.4 million in 2003, and acquisition, restructuring and write-off charges of $47.5 million in 2002.

Concord co-chief executive officer Bond R. Isaacson, noting the recently announced merger agreement with First Data Corporation, said, “We’re very excited about our agreement with First Data, and look forward to combining our distinct services and expertise into an innovative and cost effective portfolio of solutions for financial institutions, retailers, and consumers.”

Commenting on first quarter earnings, Isaacson noted that transaction growth continued to be strong in the first quarter despite seasonal downshifts in spending, which in turn drove solid revenue growth. “Concord also continues to be a great cash flow story, with cash flow from operations up significantly in the first quarter,” he said. “Looking ahead, based on current forecasts, we currently expect that 2003 diluted earnings per share will be in the low end of our $0.75 to $0.79 guidance range, due in part to the fact that our merger discussions made it impossible to buy back Concord’s stock as aggressively as we had planned in the first quarter.”

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Business Segment Highlights

Network Services. Network Services revenue increased 7% over the same period last year, to $155.0 million. Transactions grew 16% in the first quarter, including a 22% increase in STARsm PIN-debit transactions for the quarter. The STAR network currently has approximately 127.4 million cards issued by 6,220 financial institutions and approximately 1,244,000 ATM and point of sale locations that display the STAR mark. The company also added net 1,431 ATMs to its ATM processing business during the first quarter, bringing total ATMs processed to just over 96,500.

Payment Services. Payment Services revenue increased 32% to $364.8 million on transaction volume growth of 31% in the first quarter, reflecting strong growth across payment types with acquired credit and signature debit, PIN-debit, and electronic benefits transfer transactions up 29%, 30% and 28%, respectively. Payment Services revenue includes interchange fees of $231.3 million and $159.9 million for first quarter 2003 and 2002, respectively. Payment Services currently provides payment processing services for approximately 417,000 merchant locations, including just over 16,000 quick service restaurant locations.

Conference Call Information

A conference call to discuss these results will be held on Tuesday, April 29, at 11:00 a.m. EDT with Dan M. Palmer, co-chief executive officer, Bond R. Isaacson, co-chief executive officer, Edward A. Labry III, president, and Edward T. Haslam, chief financial officer. To listen to the conference call, dial 877-261-8990 (United States) or 847-619-6441 (international), and enter identification number 7055685. A replay of the call will be available beginning April 30 through May 6, 2003 by dialing 888-843-8996 (United States) or 630-652-3044 (international), and entering identification number 7055686. To access the slide presentation and listen to the call via the Internet, go to Concord’s investor relations homepage at www.cestock.com and click on the link “Webcast” up to 15 minutes in advance of the call. A replay of the Webcast will be available at the same location beginning April 30 through May 13, 2003.

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Selected Consolidated Financial Data

The following table presents selected consolidated financial data (in thousands, except earnings per share) for the first quarter of 2003 and 2002.

	Quarter Ended:
	March 31, 2003	March 31, 2002
Revenue	$519,859	$421,681
Cost of Operations	377,461	281,919
Selling, General and Administrative Expenses	31,826	24,782
Merger, Acquisition, Restructuring and Write-Off Charges	2,387	47,500

Operating Income	108,185	67,480
Investment Income	14,710	19,572
Interest Expense	2,369	3,106
Other Income (Expense)	(541)	526
Income Taxes	41,995	29,988
Minority Interest in Subsidiary	273	275

Net Income	$77,717	$54,209

Basic Earnings Per Share	$0.16	$0.11
Diluted Earnings Per Share	$0.16	$0.10
Shares Used For:
Basic Earnings Per Share	486,466	508,699
Diluted Earnings Per Share	495,158	530,272

Concord EFS, Inc., a leading electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. As a vertically integrated service provider, Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing,

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deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies.

This communication is not a solicitation of a proxy from any security holder of Concord EFS, Inc. or First Data Corporation. Concord and First Data will be filing with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133. Documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111.

Concord and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Concord in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

This release may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant

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customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) susceptibility to fraud at the merchant level, (xiv) changes in card association fees or products, (xv) automated teller machine market saturation or restrictions on surcharging, (xvi) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xvii) the timing and extent of changes in interest rates, (xviii) volatility of the price of our common stock, and (xix) litigation risks.

Important factors upon which the forward-looking statements presented in this release are premised with respect the planned merger with First Data include, but are not limited to: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions, (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging First Data/Concord’s comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for card-based payment transactions and other product markets; (h) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact First Data/Concord’s or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any First Data/Concord’s systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of First Data/Concord to achieve expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of First Data/Concord, and other risks and uncertainties described from time to time in First Data/Concord’s public filings with United States Securities and Exchange Commission.

Concord undertakes no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.5 to our Annual Report on Form 10-K filed on March 27, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

# # # # # # # #

Concord EFS, Inc. hosted a conference call today to discuss earnings information for its first quarter of 2003 ended March 31, 2003. In connection with the conference call, Concord EFS, Inc. prepared the following slides, which are being made available for review on the Company’s website:

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Leading Commerce Into Tomorrow℠

CONCORD

Concord EFS, Inc.
1st Quarter 2003 Financial Results

Conference Call and Webcast

April 29, 2003

Concord EFS, Inc.
1st Quarter 2003 Financial Results

Conference Call and Webcast
April 29, 2003

Important Information for Investors

This presentation may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are not guarantees of future performance and involve risks, uncertainties, and other factors which may cause our actual performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Concord undertakes no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. Certain factors that could cause actual results to differ materially from those in the forward-looking statements are described on slides 15, 16, 17 and 18. See the cautionary statement included as Exhibit 99.5 to our Annual Report on Form 10-K filed on March 27, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

Important Information for Investors

This presentation is not a solicitation of a proxy from any security holder of Concord EFS, Inc. or First Data Corporation. Concord and First Data will be filing with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations and documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations.

Concord and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Concord in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord's 2003 annual meeting of stockholders. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

Financial Highlights (GAAP)

	Q1 ‘03	% Change vs. Q1 ‘02

Revenue (millions)	$519.9	23%

Operating Income (millions)	$108.2	60%

Net Income (millions)	$77.7	43%

Diluted EPS	$0.16	54%

Note: Operating income, net income, and diluted EPS include merger and acquisition costs of $2.4 million in 2003. Comparison percentages of these items also include acquisition, restructuring and write-off charges of $47.5 million in 2002.

Transaction Growth by Type

Q1 2003 vs. Q1 2002

35%
30%
25%
20%
15%
10%
5%
0%
29%
30%
28%
22%
11%
Credit/ Signature Debit
Acquired Debit
EBT
STAR Debit
ATM/Other

Transaction Growth by Type

Q1 2003 vs. Q1 2002

[CHART]

Key Metrics

		Q1 ‘03

Payment Services	Merchant locations	417,000

	QSR locations	16,000

Network Services	ATMs Processed	96,500

	STAR ATMs	244,000

	STAR POS locations	1,000,000

	STAR cards	127.4 million

	Financial Institutions	6,220

Revenue by Segment

$600
$500
$400
$300
$200
$100
$0
Millions
$145
$277
$160
$155
$365
$231
Q1 02
Interchange*
Q1 03
Interchange*
Payment Services
Network Services

*Interchange fees are included in Payment Services revenue.

Revenue by Segment

[CHART]

*Interchange fees are included in Payment Services revenue.

Quarter Margin Comparisons *(GAAP)*

40%
35%
30%
25%
20%
15%
10%
5%
0%
Q1 '02
Q1 '03
33.14%
27.39%
5.88%
6.12%
16.00%
20.81%
12.86%
14.95%
Gross Margin
Relative SG&A
Operating Margin
Net Income as % of Revenue

Quarter Margin Comparisons (GAAP)

[CHART]

Cash Flow From Operations

$600
$500
$400
$300
$200
$100
$0
-$100
-$200
-$300
Millions
$474.7
$115.9
$161.8
-$181.2
Q1 02
Q1 03
GAAP
Excluding Settlement Timing

Cash Flow From Operations

[CHART]

Please see reconciliation provided at the end of this slide presentation.

2003 Focus

  Complete merger with FDC
  Renew contracts with major STAR financial institutions
  Cross-sell processing services across segments
  Improve operating efficiencies
  Build risk management business

Leading Commerce Into Tomorrow℠

CONCORD

Reconciliations

Reconciliations

Payment Services Revenue Reconciliation
(Thousands)

	Q1 2002	Q1 2003	Change

Reported revenue	$276,486	$364,813	31.9%

Interchange fees included in revenue	159,891	231,340	44.7%

Revenue, net of interchange fees	$116,595	$133,473	14.5%

Payment Services revenue net of interchange is an alternative GAAP revenue recognition method that we believe is useful to investors because it enables comparison with certain industry peers.

Cash Flow From Operations Reconciliation
(Thousands)

	Q1 2002	Q1 2003	% Change

Reported cash flow from operations (GAAP)	$(181,189)	$474,717

Less settlement amounts	(297,109)	312,901

Cash flow from operations, net of settlement (non-GAAP)	$115,920	$161,816	39.6%

We believe that cash flow from operations exclusive of settlement amounts is useful to investors because it enhances understanding of the company’s cash flow. We believe that the amounts associated with settlement operations are not indicative of trends in cash flow provided by operating activities because fluctuations in settlement receivable and payable balances are affected primarily by the day of the week a reporting period ends.

Leading Commerce Into Tomorrow[sm]

CONCORD

Disclosures

Disclosures

Important Information for Investors

This presentation may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important Information for Investors

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) susceptibility to fraud at the merchant level, (xiv) changes in card association fees or products, (xv) automated teller machine market saturation or restrictions on surcharging, (xvi) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xvii) the timing and extent of changes in interest rates, (xviii) volatility of the price of our common stock, and (xix) litigation risks.

Important Information for Investors

Important factors upon which the forward-looking statements presented in this presentation are premised with respect the planned merger with First Data include, but are not limited to: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions, (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging First Data/Concord's comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for card-based payment transactions and other product markets; (h) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact First Data/Concord's or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending;

Important Information for Investors

(l) no material breach of security of any First Data/Concord's systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of First Data/Concord to achieve expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of First Data/Concord, and other risks and uncertainties described from time to time in First Data/Concord’s public filings with United States Securities and Exchange Commission.

Concord undertakes no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.5 to our Annual Report on Form 10-K filed on March 27, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.